Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended June 30, 2026

(Expressed in United States Dollars)

NEW PACIFIC METALS CORP.

Management’s Discussion and Analysis

For the year ended June 30, 2026

(Expressed in United States dollars, unless otherwise stated)

DATE OF REPORT: September 3, 2026

This management’s discussion and analysis (“MD&A”) for New Pacific Metals Corp. and its subsidiaries (collectively, “New Pacific” or the “Company”) should be read in conjunction with the Company’s audited consolidated financial statements for the year ended June 30, 2026 and 2025 and the related notes contained therein. The Company prepares its financial statements in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”). The Company’s material accounting policy information is set out in Note 2 of the audited consolidated financial statements for the years ended June 30, 2026 and 2025. All dollar amounts are expressed in United States dollars (“USD”) unless otherwise stated. Certain amounts shown in this MD&A may not add exactly to total amounts due to rounding differences. This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company (the “Board”) as of September 1, 2026.

BUSINESS OVERVIEW AND STRATEGY

The Company is a Canadian mining issuer engaged in exploring and developing mineral properties in Bolivia. The Company’s precious metal projects include the Silver Sand project (the “Silver Sand Project”) located in Potosi, under permitting stage, the Carangas project (the “Carangas Project”), located in Oruro, as well under the permitting stage, and the early-stage Silverstrike project (the “Silverstrike Project”), located in La Paz. With over a decade of operating experience in Bolivia, the Company believes that it has sufficient technical and financial resources, and has earned the confidence of its stakeholders and shareholders.

The Company is publicly listed on the Toronto Stock Exchange under the symbol “NUAG” and on the NYSE American stock exchange under the symbol “NEWP”. The head office, registered address and records office of the Company are located at 1066 West Hastings Street, Suite 1750, Vancouver, British Columbia, Canada, V6E 3X1.

FISCAL 2026 HIGHLIGHTS

●	On August 21, 2026, the Company signed the Administrative Mining Contracts (“AMCs”) for the Carangas Project with the Autoridad Jurisdiccional Administrativa Minera (Administrative Mining Jurisdictional Authority) (“AJAM”). The AMCs, which cover the approximately 39 km2 of the Carangas Project, have a 30-year fixed term. The signed AMCs will now be submitted to the Plurinational Legislative Assembly of Bolivia for ratification and approval.
●	On August 14, 2026, the Company filed an updated independent preliminary economic assessment technical report for the Carangas Project titled “Carangas Project NI 43-101 Technical Report and Preliminary Economic Assessment” (the “Updated Carangas PEA Technical Report”). The Updated Carangas PEA Technical Report is effective July 16, 2026 and was independently prepared by Ausenco Engineering Canada ULC. (“Ausenco”) in accordance with National Instrument 43‐101 ‐ Standards of Disclosure for Mineral Projects (“NI 43‐101”). The Updated Carangas PEA Technical Report considers an increased throughput rate and the inclusion of the gold zone when compared to the previous preliminary economic assessment technical report dated September 5, 2024. See “Cautionary Note Regarding Results of Preliminary Economic Assessment”. Highlights of the Updated Carangas PEA Technical Report are as follows:
o	Post-tax net present value (“NPV”) (5%) of $2.65 billion and internal rate of return (“IRR”) of 35.9% at base case metal prices of: $45.00/ounce (“oz”) silver (“Ag”), $3,400/oz gold (“Au”), $1.20/pound (“lb”) zinc (“Zn”), and $0.90/lb lead (“Pb”);
o	19-year life of mine (“LOM”), excluding two-years of pre-production, producing approximately 195 million oz (“Moz”) of payable Ag, 1.1 Moz of payable Au, 1,453 million pounds (“Mlbs”) of payable Zn and 941 Mlbs of payable Pb, or 339.0 Moz silver equivalent (“AgEq”); and
o	Initial capital costs of $644.5 million and a post-tax payback of 2.4 years.

Management’s Discussion and Analysis	Page 2

NEW PACIFIC METALS CORP.

Management’s Discussion and Analysis

For the year ended June 30, 2026

(Expressed in United States dollars, unless otherwise stated)

●	On February 23, 2026, the Company signed a Framework Agreement for Cooperation and Coordination (the “Agreement”) with the Carangas community (“TIOC Carangas”) in respect to the Carangas Project. The Agreement establishes a general framework of understanding and commitment between the Company and TIOC Carangas that reflects the shared intention to develop the Carangas Project based on transparency, fairness, mutual benefits, mutual respect, and long-term cooperation.
●	On October 21, 2025, the Company closed a bought deal financing. A total of 11,385,000 common shares of the Company were sold under the bought deal financing at a price of CAD $3.55 (approximately $2.53) per common share for total gross proceeds of approximately CAD $40.4 million (approximately $28.8 million). Raymond James Ltd. acted as sole bookrunner, and the offering was co-led by Raymond James Ltd. and BMO Nesbitt Burns Inc. on behalf of a syndicate of underwriters.
●	On October 23, 2025, the Company appointed Mr. Jalen Yuan as Chief Executive Officer (“CEO”) and Mr. Chester Xie as Chief Financial Officer (“CFO”). Mr. Yuan has also been appointed to the Company’s board of directors. This announcement follows the appointments of Mr. Yuan and Mr. Xie as Interim CEO and Interim CFO, respectively, in April 2025.

PROJECTS OVERVIEW

Bolivian Licence Tenure

A summary of Bolivian mining laws with respect to the Administrative Mining Contract (“AMC”) and exploration license is presented below.

Exploration and mining rights in Bolivia are granted by the Ministry of Mines and Metallurgy through the AJAM. Under Bolivian mining laws, tenure is granted as either an AMC or an exploration license. Tenure held under the previous legislation was converted to Autorización Transitoria Especiales (each, an “ATE”) which are required to be consolidated into new 25-hectare sized cuadriculas (concessions) and converted to AMCs. AMCs created by conversion recognize existing rights of exploration and/or exploitation and development, including treatment, metal refining, and/or trading. AMCs have a fixed term of 30 years and can be extended for an additional 30 years if certain conditions are met. Each AMC requires ongoing work and the submission of plans to the AJAM.

Exploration licenses allow exploration activities only and must be converted to AMCs to conduct exploitation and development activities. Exploration licenses are valid for a maximum of five years and provide the holder with the preferential right to request an AMC. In specific areas, mineral tenure is owned by the Bolivian state mining corporation, Corporación Minera de Bolivia (“COMIBOL”). In these areas, development and production agreements can be obtained by entering into a Mining Production Contract (“MPC”) with COMIBOL.

Silver Sand Project

The Silver Sand Project is located in the Colavi District of Potosí Department in southwestern Bolivia at an elevation of 4,072 m above sea level, 33 kilometres (“km”) northeast of Potosí City, the department capital.

The Silver Sand Project is comprised of two claim blocks, the Silver Sand south and north blocks, which covers a total area of 5.42 km2. The Silver Sand south block, covering an area of 3.17 km2 hosts the Silver Sand deposit. On August 12, 2021, the Company announced the receipt of an AMC for the Silver Sand south block from the AJAM. The Silver Sand north block covers an area of 2.25 km2 and is comprised of two AMCs (Jisasjardan and Bronce). The AMCs establish a clear title to the Silver Sand Project.

Management’s Discussion and Analysis	Page 3

NEW PACIFIC METALS CORP.

Management’s Discussion and Analysis

For the year ended June 30, 2026

(Expressed in United States dollars, unless otherwise stated)

(a)	Exploration

The Company carried out extensive exploration and resource definition drill programs on the Silver Sand Project between 2017 and 2022, completing a total of 139,920 metre (“m”) of diamond drilling in 564 holes during the period. Silver Sand Project’s current Mineral Resource Estimate (the “Silver Sand MRE”) is based on these extensive exploration programs. Based on the Silver Sand MRE, the Silver Sand Project has an estimated measured and indicated mineral resource of 201.77 Moz of silver at an average grade of 116 gram per tonne (“g/t”) and an estimated inferred mineral resource of 12.95 Moz of silver at 88 g/t.

(b)	Advanced Study

On August 8, 2024, the Company filed its pre-feasibility study technical report for the Silver Sand Project titled “Technical Report – Silver Sand Project Pre-Feasibility Study” dated August 8, 2024 and with an effective date of June 19, 2024 (the “Silver Sand PFS Technical Report”). AMC Mining Consultants (Canada) Ltd. (mineral resource and reserves, mining, infrastructure and financial analysis) was contracted to conduct the Silver Sand PFS Technical Report in cooperation with Halyard Inc. (metallurgy and processing), and NewFields Canada Mining & Environment ULC (tailings, water and waste management). The Silver Sand PFS Technical Report superseded and replaced the previous preliminary economic assessment technical report for the Silver Sand Project. Highlights of the Silver Sand PFS Technical Report are as follows:

●	Post-tax NPV at a 5% discount rate of $740 million and IRR of 37% at a base case price of $24.00/oz silver;
●	13 years mine life, excluding the 2 years pre-production period, producing approximately 157 Moz of silver. Annual silver production exceeds 15 Moz in years one through three with LOM average annual silver production exceeding 12 Moz;
●	Initial capital costs of $358 million and a post-tax payback of 1.9 years (from the start of production) at $24.00/oz silver; and
●	Average LOM AISC of $10.69/oz silver.

For more details on the Silver Sand PFS Technical Report, please refer to the Company’s news releases dated June 26, 2024 and August 8, 2024.

(c)	Permitting

In May 2023, the Silver Sand Project obtained its environmental categorization as a proposed open pit operation from Bolivia’s Ministry of Environment and Water, formally commencing the Environmental Impact Assessment Study (“EEIA”) process. The environmental categorization expired in November 2024 and the Company is in the process of opening a new environmental categorization. The Company continues to advance its socialization process with communities located within the Silver Sand Project’s area of influence. After completion of the socialization process, the Company plans to achieve the following:

◾	obtain surface rights through long-term land lease agreements;
◾	create employment and business opportunities for community members;
◾	finalize a resettlement and compensation plan for impacted families; and
◾	implement measures to safeguard cultural and historical heritage.

Integral to our pathway towards obtaining the EEIA, the Company is establishing a framework to coexist with artisanal and small-scale miners (“ASMs”) and Cooperativas (the “Co-Ops”) in surrounding areas of the Silver Sand Project that do not encroach on our mineral rights. The Company recognizes the importance of ASMs and Co-Ops to the region’s economic and political landscape and is committed to ensuring the shared benefits from a proposed modern mining operation, including access to milling capacity, technology, infrastructure, and capital, are realized. The Company is also undertaking measures, with the assistance of both local government authorities and external contractors, to address the presence of ASMs whose activities do not align with the development objectives of the Silver Sand Project, and the interest of the broader communities. These communities formally acknowledged the Company’s mining rights and they indicated that they expect the cessation of these ASM activities. The Company took steps to address the presence of these ASMs, including the commencement of formal legal proceedings in December 2023. In addition, on May 7, 2024, the Company successfully obtained an execution order (the “Order”) from the AJAM for the reinstatement of its mining rights and is

Management’s Discussion and Analysis	Page 4

NEW PACIFIC METALS CORP.

Management’s Discussion and Analysis

For the year ended June 30, 2026

(Expressed in United States dollars, unless otherwise stated)

working closely with government authorities to enforce the Order. On June 25, 2025, through a formal judicial resolution process in Bolivia, the Departmental Court of Justice of La Paz granted an Amparo (a constitutional protection action) to the Company that provides the Silver Sand Project with immediate and long-term protection against any kinds of encroachment and illegal mining activities. Since July 1, 2025, the ASMs stopped their mining activities and withdrawn from the Silver Sand Project area and the Company successfully regained access to the area and established a temporary camp. Survey and inspection work was performed in the area to measure the extent of the impact of the ASMs’ activities on the Silver Sand Project’s mineral resources, and preliminary results indicated the mineralized material extracted is not material.

With the illegal mining activities stopped, the Company has shifted its focus back to engaging the local communities to build relationships and forge alliances in the project. The Company has engaged the communities impacted by the project in a door-to-door and family-to-family approach, with encouraging and positive results. The Company plans to complete the socialization process and sign framework agreements with the impacted communities.

The Company is also pursuing compliance with the International Finance Corporation’s eight performance standards for sustainable development. This aligns with the Company’s commitment to responsible mining while providing the ancillary benefit of positioning the project for development by the Company, or another party, upon successful completion of the EEIA process.

(d)	Mining Production Contract

On January 11, 2019, New Pacific announced that its 100% owned subsidiary, Minera Alcira S.A. (“Alcira”), entered into an MPC with COMIBOL granting Alcira the right to carry out exploration, development and mining production activities in ATEs and cuadriculas owned by COMIBOL adjoining the Silver Sand Project. An update to the MPC was made with COMIBOL on January 19, 2022. The MPC is comprised of two areas. The first area is located to the south and west of the Silver Sand Project. The second area includes additional geologically prospective ground to the north, east and south of the Silver Sand Project, wherein COMIBOL is expected to apply for exploration and mining rights with the AJAM. Upon granting of the exploration and mining rights, COMIBOL will contribute these additional properties to the MPC.

A portion of the MPC area contains approximately 10% of the mineral resource as part of the Silver Sand PFS Technical Report. Other than that, there are no known economic mineral deposits, nor any previous drilling or exploration discoveries within the MPC area. The MPC presents an opportunity to explore and evaluate the possible extensions and/or satellites of mineralization outside of the currently defined Silver Sand Project.

Since October 2023, the Company continues to engage with COMIBOL to obtain the ratification and approval of the signed MPC by the Plurinational Legislative Assembly of Bolivia. The Company and COMIBOL refined the MPC to concentrate exclusively on claims immediately adjacent to the Silver Sand Project boundary. This streamlined landholding, while maintaining the core value of the MPC to the Silver Sand Project, is anticipated to facilitate progress towards ratification and approval of the MPC.

The MPC remains subject to ratification and approval by the Plurinational Legislative Assembly of Bolivia. As of the date of this MD&A, the MPC has not been ratified nor approved by the Plurinational Legislative Assembly of Bolivia. The Company cautions that there is no assurance that the Company will be successful in obtaining ratification of the MPC in a timely manner or at all, or that the ratification of the MPC will be obtained on reasonable terms. The Company cannot predict the Bolivia government’s positions on foreign investment, mining concessions, land tenure, environmental regulation, community relations, taxation or otherwise. A change in the government’s position on these issues could adversely affect the ratification of the MPC and the Company’s business.

Management’s Discussion and Analysis	Page 5

NEW PACIFIC METALS CORP.

Management’s Discussion and Analysis

For the year ended June 30, 2026

(Expressed in United States dollars, unless otherwise stated)

(e)	Project Expenditure

For the three months and year ended June 30, 2026, total expenditures of $796,135 and $2,705,638, respectively (three months and year ended June 30, 2025 - $320,702 and $1,552,036, respectively) were capitalized under the Silver Sand Project.

Carangas Project

In April 2021, the Company signed an agreement with a private Bolivian company to acquire a 98% interest in the Carangas Project. The Carangas Project is located approximately 180 km southwest of the city of Oruro in Oruro Department and within 50 km from Bolivia’s border with Chile. The private Bolivian company is 100% owned by Bolivian nationals and holds title to the three exploration licenses that cover an area of 40.75 km2. Under the agreement, the Company is required to cover 100% of the future expenditures on exploration, mining, development and production activities for the Carangas Project.

(a)	Exploration

The Company carried out extensive exploration and resource definition drill programs on the Carangas Project between 2021 and 2023, and completed a total of 81,145 m of diamond drilling in 189 holes during the period. The mineral resource estimate for the Carangas Project (the “Carangas MRE”), as discussed in the Updated Carangas PEA Technical Report (defined below), is summarized as follows:

Domain	Category	Tonnage	Ageq		Ag		Au		Pb		Zn
		Mt	g/t	Mozs	g/t	Mozs	g/t	Kozs	%	Mlbs	%	Mlbs
Upper Silver Zone	Indicated	121.60	70.0	272.4	44.0	173.9	0.1	220.0	0.3	923.3	0.7	1729.6
	Inferred	33.60	67.0	72.9	42.0	45.9	0.1	119.6	0.3	211.6	0.5	357.6
Middle Zinc Zone	Indicated	38.70	41.0	51.3	12.0	15.1	0.1	68.8	0.4	314.1	0.8	688.0
	Inferred	9.10	39.0	11.5	9.0	2.6	0.1	15.3	0.4	77.1	0.9	172.2
Lower Gold Zone	Indicated	78.40	82.0	205.9	10.0	24.4	0.8	1911.7	0.1	215.0	0.2	403.8
	Inferred	11.00	80.0	28.3	10.0	3.6	0.7	248.5	0.2	36.2	0.3	82.4
Total	Indicated	238.80	69.0	529.6	28.0	213.4	0.3	2200.5	0.3	1452.4	0.5	2821.3
	Inferred	53.80	65.0	112.7	30.0	52.1	0.2	383.4	0.3	324.9	0.5	612.3

Notes:

●	CIM Definition Standards (2014) were used for reporting the mineral resources.
●	Mineral Resources are constrained by an optimized pit shell at a metal price of $41.00/oz Ag, $3,300.00/oz Au, $1.00/lb Pb, $1.30/lb Zn, $4.00/lb Cu, recovery of 81.6% Ag, 93.4% Au, 73.4% Pb, 66.9% Zn, 38.7% Cu and Cut-off grade of 30 g/t AgEq.
●	AgEq formula is: AgEq g/t = Ag g/t + (Au g/t * 80.49) + (Pb %*2204.6 /100 + Zn %*2866 /100 + Cu %* 8818.5 /100) / 1.318
●	Drilling results up to June 1, 2023.
●	The numbers may not compute exactly due to rounding.
●	Mineral resources are reported on a dry in-situ basis.
●	Mineral resources are not Mineral Reserves and do not have demonstrated economic viability.

Management’s Discussion and Analysis	Page 6

NEW PACIFIC METALS CORP.

Management’s Discussion and Analysis

For the year ended June 30, 2026

(Expressed in United States dollars, unless otherwise stated)

(b)	Advanced Study

On August 14, 2026, the Company filed the Updated Carangas PEA Technical Report. Ausenco was contracted to conduct the Updated Carangas PEA Technical Report in cooperation with SLR Canada (minerals resources), Moose Mountain Technical Services (mining), and JJ Metallurgical Services (metallurgy). The Updated Carangas PEA Technical Report is based on the Carangas MRE. The Updated Carangas PEA Technical Report considers an increased throughput rate and the inclusion of the gold zone when compared to the previous preliminary economic assessment technical report dated September 5, 2024. Please see “Cautionary Note Regarding Results of Preliminary Economic Assessment”.

Highlights from the Updated Carangas PEA Technical Report are as follows:

●	Post-tax net present value (“NPV”) (5%) of $2.65 billion and internal rate of return (“IRR”) of 35.9% at base case metal prices of: $45.00/ounce (“oz”) silver (“Ag”), $3,400/oz gold (“Au”), $1.20/pound (“lb”) zinc (“Zn”), and $0.90/lb lead (“Pb”);
●	19-year life of mine (“LOM”), excluding two-years of pre-production, producing approximately 195 million oz (“Moz”) of payable Ag, 1.1 Moz of payable Au, 1,453 million pounds (“Mlbs”) of payable Zn and 941 Mlbs of payable Pb, or 339.0 Moz silver equivalent (“AgEq”);
●	Initial capital costs of $644.5 million and a post-tax payback of 2.4 years.

For more details on the Updated Carangas PEA Technical Report, please refer to the Company’s news releases dated August 14, 2026 and July 16, 2026.

(c)Permitting

The Company intends to continue its efforts to secure the necessary permits for the Carangas Project. This is anticipated to include securing a comprehensive mine development agreement with the local community, converting the Company’s exploration licenses into an AMCs, completing an EEIA and obtaining legal certainty for the Carangas Project’s location within 50 kilometres of the Bolivian border with Chile.

On August 30, 2025, the Carangas community discussed the economic, environmental, and social impacts of the Carangas Project to their community during their community assembly meeting. At the end of the meeting, the Carangas community voted in favor of the Carangas Project and the presence of the Company in the community area to carry out permitting and development activities as a whole.

On February 23, 2026, the Company signed a Framework Agreement for Cooperation and Coordination (the “Agreement”) with the Carangas community (“TIOC Carangas”). The Agreement establishes a general framework of understanding and commitment between the Company and TIOC Carangas that reflects the shared intention to develop the Carangas Project based on transparency, fairness, mutual benefits, mutual respect, and long-term cooperation. The Agreement includes the terms, conditions, and commitments of both the Company and TIOC Carangas.

On July 6, 2026, the Company successfully completed Prior Consultation to obtain TIOC Carangas’ and other regional stakeholders’ consent as part of the requirements for the conversion of the Carangas exploration licenses to AMCs.

On August 21, 2026, the Company signed two AMCs in respect of the Carangas Project covering a total area of 39km2 with AJAM which completed the administrative conversion of exploration licenses to AMCs. The signed AMCs are subject to ratification and approval by the Plurinational Legislative Assembly of Bolivia. As of the date of this MD&A, the AMCs have not been ratified nor approved by the Plurinational Legislative Assembly of Bolivia. The Company cautions that there is no assurance that the Company will be successful in obtaining ratification of the AMCs in a timely manner or at all, or that the ratification of the AMCs will be obtained on reasonable terms. The Company cannot predict the Bolivia government’s positions on foreign investment, mining concessions, land tenure, environmental regulation, community relations, taxation or otherwise. A change in the government’s position on these issues could adversely affect the ratification of the AMCs and the Company’s business.

Management’s Discussion and Analysis	Page 7

NEW PACIFIC METALS CORP.

Management’s Discussion and Analysis

For the year ended June 30, 2026

(Expressed in United States dollars, unless otherwise stated)

(d)Project Expenditure

For the three months and year ended June 30, 2026, total expenditures of $750,198 and $1,705,078, respectively (the three months and year ended June 30, 2025 - $318,087 and $1,473,791, respectively) were capitalized under the Carangas Project.

Silverstrike Project

The early stage Silverstrike Project is located approximately 140 km southwest of La Paz, Bolivia. In December 2019, the Company signed a mining association agreement and acquired a 98% interest in the Silverstrike Project from a private Bolivian corporation. The private Bolivian corporation is owned 100% by Bolivian nationals and holds the title to the nine ATEs (covering an area of approximately 13 km2) that comprise the Silverstrike Project.

Under the mining association agreement, the Company is required to cover 100% of future expenditures including exploration, contingent on results of development and subsequent mining production activities at the Silverstrike Project.

(a)Exploration

During 2020, the Company’s exploration team completed reconnaissance and detailed mapping and sampling programs on the northern portion of the Silverstrike Project. The results to date identified near surface broad zones of silver mineralization in altered sandstones to the north, with similarities to the Silver Sand Project. In the Silverstrike Project’s central area, a near surface broad silver zone that occurs near the top of a 900 m diameter volcanic dome of ignimbrite (volcaniclastic sediments) with intrusions of rhyolite dyke swarms and andesite flows. In addition, a broad gold zone occurs halfway from the top of this dome.

In 2022, the Company completed a 3,200 m drill program at the Silverstrike Project. Assay results for the two drill holes were released in the news releases dated November 1, 2022 and September 12, 2022. Further exploration activities remain on standby as the Company focuses on the programs for the Silver Sand Project and Carangas Project, as outlined above.

(b)Project Expenditure

For the three months and year ended June 30, 2026, total expenditures of $18,841 and $76,018, respectively (three months and year ended June 30, 2025 - $15,928 and $62,032, respectively) were capitalized under the Silverstrike Project.

Frontier Area – Carangas Project and Silverstrike Project

The Carangas Project and the Silverstrike Project are located within 50 km of the Bolivian border with Chile. In line with many South American countries, Bolivia does not permit foreign entities to own property within 50 km of international borders (the “Frontier Area”). Property owners in the Frontier Area are, however, permitted to enter into mining association agreements with third parties, including foreign entities, for the development of mining activities under Bolivian Law No. 535 on Mining and Metallurgy. While the Company believes the mining association agreements for the Carangas Project and the Silverstrike Project are legally compliant with the Frontier Area requirements and Bolivian mining laws, there is no assurance that the Company’s Bolivian partners will be successful in obtaining the approval of the AJAM to convert the exploration licenses to AMC in the case of the Carangas Project, or that even if approved, that such relationships and structures will not be challenged.

In July 2025, the Oruro Department passed a regional legislation to be able to declare any mining project in the department a “State of Necessity”. Once a project is declared and approved by the Plurinational Legislative Assembly of Bolivia, direct foreign ownership is possible for project located within 50 kilometres of the Bolivian border in the Oruro Department.

Management’s Discussion and Analysis	Page 8

NEW PACIFIC METALS CORP.

Management’s Discussion and Analysis

For the year ended June 30, 2026

(Expressed in United States dollars, unless otherwise stated)

Overall Expenditure Summary

The continuity schedule of mineral property acquisition costs, deferred exploration and development costs are summarized as follows:

Cost	Silver Sand	Carangas	Silverstrike	Total
Balance, June 30, 2024	$88,977,334	$19,854,042	$4,934,555	$113,765,931
Capitalized exploration expenditures
Reporting and assessment	94,894	190,352	—	285,246
Drilling and assaying	342	6,763	5,125	12,230
Project management and support	1,155,235	889,034	37,828	2,082,097
Camp service	179,873	295,804	17,033	492,710
Permit and license	12,606	47,818	—	60,424
Value added tax not claimed	109,086	44,020	2,046	155,152
Foreign currency impact	51,499	26,018	3,058	80,575
Balance, June 30, 2025	$90,580,869	$21,353,851	$4,999,645	$116,934,365
Capitalized exploration expenditures
Reporting and assessment	765	519,339	—	520,104
Drilling and assaying	11,014	8,919	589	20,522
Project management and support	1,610,799	958,627	55,006	2,624,432
Camp service	899,749	154,812	19,458	1,074,019
Permit and license	6,359	42,203	—	48,562
Value added tax not claimed	176,952	21,178	965	199,095
Foreign currency impact	(527,807)	(181,714)	(36,361)	(745,882)
Balance, June 30, 2026	$92,758,700	$22,877,215	$5,039,302	$120,675,217

FINANCIAL RESULTS

Selected Annual Information

	Fiscal 2026	Fiscal 2025	Fiscal 2024
Operating expense	(5,953,286)	(5,975,959)	(6,942,265)
Income from Investments	1,011,463	787,597	1,061,095
Gain (loss) on disposal of plant and equipment	(21,431)	—	—
Other (loss) income	772,886	1,408,140	(146,108)
Net loss	(4,190,368)	(3,780,222)	(6,027,278)
Net loss attributable to equity holders	(4,190,368)	(3,757,057)	(6,021,706)
Basic and diluted loss per share	(0.02)	(0.02)	(0.04)
Total current assets	38,889,868	17,094,169	22,599,077
Total non-current assets	121,612,164	118,121,182	115,067,000
Total current liabilities	1,125,797	927,450	1,214,138
Total non-current liabilities	—	—	—

Management’s Discussion and Analysis	Page 9

NEW PACIFIC METALS CORP.

Management’s Discussion and Analysis

For the year ended June 30, 2026

(Expressed in United States dollars, unless otherwise stated)

Selected Quarterly Information

	For the Quarters Ended
	Jun 30, 2026	Mar 31, 2026	Dec 31, 2025	Sep 30, 2025
Operating expense	$(1,586,054)	$(1,581,073)	$(1,469,328)	$(1,316,832)
Income from Investments	300,177	290,564	306,671	114,051
Loss on disposal of plant and equipment	—	(21,431)	—	—
Other income (loss)	300,471	437,054	(421,783)	457,144
Net loss	(985,406)	(874,886)	(1,584,440)	(745,637)
Net loss attributable to equity holders	(985,406)	(874,886)	(1,584,440)	(745,637)
Basic and diluted loss per share	(0.01)	(0.00)	(0.01)	(0.00)
Total current assets	38,889,868	40,335,249	42,011,459	16,214,719
Total non-current assets	121,612,163	120,435,572	119,528,195	118,437,394
Total current liabilities	1,125,797	1,060,053	1,014,945	1,336,304
Total non-current liabilities	—	—	—	—

	For the Quarters Ended
	Jun 30, 2025	Mar 31, 2025	Dec 31, 2024	Sep 30, 2024
Operating expense	$(1,415,914)	$(1,359,924)	$(1,590,640)	$(1,609,481)
Income from Investments	132,001	215,258	190,040	250,298
Other income (loss)	390,465	281,559	635,941	100,175
Net loss	(893,448)	(863,107)	(764,659)	(1,259,008)
Net loss attributable to equity holders	(893,448)	(863,107)	(742,869)	(1,257,633)
Basic and diluted loss per share	(0.01)	(0.01)	(0.00)	(0.01)
Total current assets	17,094,169	17,412,840	18,672,173	21,701,429
Total non-current assets	118,121,182	116,576,963	115,850,335	116,156,832
Total current liabilities	927,450	745,638	1,039,107	1,338,762
Total non-current liabilities	—	—	—	—

The Company’s operating expenses have fluctuated over the past eight quarters as a result of the Company’s changes in strategy and focus. Interest income varied due to fluctuations in interest rates and the availability of cash balance for investment in short-term high-interest savings accounts as well as cashable GICs. Additionally, other income varies due to the effect of exchange rate among the Canadian dollar, the United States dollar and the Bolivianos.

Net loss attributable to equity holders of the Company for the three months ended June 30, 2026 (“Fiscal 2026”) was $985,405 or $0.01 per share (the three months ended June 30, 2025 (“Q4 Fiscal 2025”) – net loss of $893,448 or $0.01 per share)

Net loss attributable to equity holders of the Company for the year ended June 30, 2026 (“Fiscal 2026”) was $4,190,368 or $0.02 per share (year ended June 30, 2025 (“Fiscal 2025”) – net loss of $3,757,057 or $0.02 per share).

The Company’s net loss attributable to equity holders of the Company for the three months and year ended June 30, 2026 and the respective comparative periods were mainly impacted by its operating expenses and other income. Details of the variance analysis on operating expenses and other income items are explained below.

Management’s Discussion and Analysis	Page 10

NEW PACIFIC METALS CORP.

Management’s Discussion and Analysis

For the year ended June 30, 2026

(Expressed in United States dollars, unless otherwise stated)

Operating expenses for the three months and year ended June 30, 2026 were $1,586,053 and $5,953,286, respectively (three months and year ended June 30, 2025 - $1,415,914 and $5,975,959, respectively). Items included in operating expenses were as follows:

(i)	Project evaluation and corporate development expenses for the three months and year ended June 30, 2026 of $105 and $27,484, respectively (the three months and year ended June 30, 2025 - $5,297 and $35,934). The decrease in project evaluation and corporate development expenses for the current periods was the result of less prospecting trips made in Bolivia for target generation, as the Company is focused on developing its existing projects.
(ii)	Filing and listing fees for the three months and year ended June 30, 2026 of $39,145 and $367,246, respectively (the three months and year ended June 30, 2025 - $37,802 and $279,164, respectively). The filing and listing fees are comparable for the comparative quarters. The increase in filing and listing fees for Fiscal 2026 was the result of the amortization of the listing fee related to the 2026 bought deal financing completed in the year ended June 30, 2026.
(iii)	Corporate affairs and investor relations expenses for the three months and year ended June 30, 2026 of $115,370 and $498,083, respectively (the three months and year ended June 30, 2025 - $78,426 and $371,145). The increase in investor relations expenses for the Q4 Fiscal 2026 and Fiscal 2026 was the result of increased activities in participating industry conventions and using various media channels to socialize the Company and its projects.
(iv)	Professional fees for the three months and year ended June 30, 2026 of $150,180 and $624,446, respectively (the three months and year ended June 30, 2025 - $192,978 and $499,586, respectively). The professional fees decreased for the Q4 Fiscal 2026 due to less efforts in legal activities related to the cessation of illegal mining operations compared to Q4 Fiscal 2025. Professional fees increased for Fiscal 2026 mainly because of increased services for legal actions against the illegal miners that had encroached on our project between 2022 and 2025.
(v)	Salaries and benefits expenses for the three months and year ended June 30, 2026 of $443,663 and $1,827,478, respectively (the three months and year ended June 30, 2025 - $563,598 and $1,708,009, respectively). The decrease in salary and benefits for Q4 Fiscal 2026 compared to Q4 Fiscal 2025 was the result of severance payments and a one‐time bonus to the Bolivia team for operational progress made during Q4 Fiscal 2025. The increase in Fiscal 2026 was a result of performance bonus paid in Fiscal 2026 and higher headcount in Bolivia to support the operation.
(vi)	Office and administration expenses for the three months and year ended June 30, 2026 of $248,861 and $996,210, respectively (the three months and year ended June 30, 2025 - $143,767 and $1,273,737, respectively). The increase in office and administrative expenses for Q4 Fiscal 2026 compared to Q4 Fiscal 2025 was primarily driven by the timing of cumulative annual cost allocations recognized in the comparative prior period, which temporarily reduced Q4 Fiscal 2025 expenses below baseline operational levels. The decrease in office and administrative expenses for the current fiscal year was a result of reduced rate in director and officer insurance and rent for the Company’s office, as well as related expenses from Qinghai Found, which was wound up on December 31, 2024.
(vii)	Share-based compensation for the three months and year ended June 30, 2026 of $549,784 and 1,441,940, respectively (the three months and year ended June 30, 2025 - $345,632 and $1,611,845, respectively). The decrease in share-based compensation for the fiscal year 2026 was a result of forfeitures of stock options and restricted share units (“RSUs”) related to departure of a board member. The increase in share-based compensation for the three months and year ended June 30, 2026, was due to higher RSU and options grant prices in recent periods, which resulted in higher amortized expense compared to the lower amortized expense of RSUs and options granted in prior periods.

Management’s Discussion and Analysis	Page 11

NEW PACIFIC METALS CORP.

Management’s Discussion and Analysis

For the year ended June 30, 2026

(Expressed in United States dollars, unless otherwise stated)

Income from investments for the three months and year ended June 30, 2026 were $300,177 and $1,011,463, respectively (the three months and year ended June 30, 2025 – $132,001 and $787,597, respectively). The increase in income from investments for the current periods was a result of: (i) interest income for the three months and year ended June 30, 2026 of $300,177 and $937,453, respectively (three months and year ended June 30, 2025 ‐ $125,424 and $741,190, respectively) earned from cash and cash equivalents; (ii) fair value change on bonds for the three months and year ended June 30, 2026 of $nil and $nil, respectively (the three months and year ended June 30, 2025 - $nil and $49,048, respectively); and (iii) fair value change on equity investments for the three months and year ended June 30, 2026 of $nil and $74,010, respectively (the three months and year ended June 30, 2025 - $6,577 and $(2,641), respectively).

Loss on disposal of plant and equipment for the three months and year ended June 30, 2026 of $nil and $21,431, respectively (the three months and year ended June 30, 2025 – $nil and $nil, respectively). The Company disposed of certain machinery during the current periods for proceeds of $44,000.

Foreign exchange gain for the three months and year ended June 30, 2026 were $300,471 and $772,886, respectively (the three months and year ended June 30, 2025 – $390,465 and $1,408,140 respectively). The Company holds a portion of cash and cash equivalent in USD and Bolivianos (“BOB”) to support its operations in Bolivia. Revaluation of these foreign currency-denominated monetary items to their respective functional currency equivalents resulted in foreign exchange gain for the relevant reporting periods. In addition, in June 2026, the Central Bank of Bolivia transitioned to a floating USD exchange rate, ending its fixed peg regime. The decrease in foreign exchange gain for Q4 Fiscal 2026 compared to Q4 Fiscal 2025 was primarily driven by foreign exchange losses resulting from the devaluation of BOB-denominated assets (from 6.96 to 9.76), partially offset by foreign exchange gains from the appreciation of the USD against the CAD (from 1.3643 to 1.4210). The decrease in foreign exchange gain for Fiscal 2026 was primarily due to a non-recurring $464,256 gain recognized in Fiscal 2025 from the reclassification of cumulative translation adjustments out of accumulated other comprehensive income upon the wind-up of Qinghai Found Mining Co., Ltd. Additionally, annual results were impacted by the devaluation of the BOB, partially offset by realized and unrealized gains from preferred exchange rate on USD-to-BOB conversions at Bolivia banks and the appreciation of the USD against the CAD (from 1.3643 to 1.4210).

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

Cash used in operating activities for the three months and year ended June 30, 2026 was $609,670 and $3,493,689, respectively (the three months and year ended June 30, 2025 - $651,343 and $3,261,105, respectively). Cash flows from operating activities are mainly driven by: (i) the Company’s operating expenses discussed in the previous sections; (ii) the increase or decrease of non-cash operating working capital; and (iii) interest received from cash and cash equivalents.

Cash used in investing activities for the three months and year ended June 30, 2026 were $1,235,758 and $3,728,153, respectively (the three months and year ended June 30, 2025 – $819,205 and $2,746,096) and were impacted by capital expenditures for mineral properties and equipment on the exploration projects in Bolivia.

Cash provided by financing activities for the three months and year ended June 30, 2026 of $953,778 and $29,003,477, respectively (three months and year ended June 30, 2025 – $2,573 and $6,346, respectively) were composed of (i) net proceeds received from the bought deal financing for the three months and year ended June 30, 2026 of $nil and $27,009,239, respectively (three months and year ended June 30, 2025 ‐ $nil and $nil, respectively); and (ii) cash received from stock option exercises for the three months and year ended June 30, 2026 of $953,778 and $1,994,238, respectively (three months and year ended June 30, 2025 ‐ $2,573 and $6,346, respectively).

Management’s Discussion and Analysis	Page 12

NEW PACIFIC METALS CORP.

Management’s Discussion and Analysis

For the year ended June 30, 2026

(Expressed in United States dollars, unless otherwise stated)

Liquidity and Access to Capital

As of June 30, 2026, the Company had working capital of $37,764,071 (June 30, 2025 – $16,166,719), comprised of cash and cash equivalents of $38,565,329 (June 30, 2025 - $16,839,959), and other current assets of $324,539 (June 30, 2025 - $254,210) offset by current liabilities of $1,125,797 (June 30, 2025 - $927,450). Management believes that the Company has sufficient funds to support its normal permitting and operating requirements for at least, but not limited to, the next twelve months.

The Company does not have unlimited resources and its future capital requirements will depend on many factors, including, among others, cash flow from interest, dividends, and realized gains on investments. To the extent that its existing resources and the funds generated by future income are insufficient to fund the Company’s operations, the Company may need to raise additional funds through public or private debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders may be diluted and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company’s common shares. No assurance can be given that additional financing will be available or that, if available, it can be obtained on terms favourable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay, limit or eliminate some or all of its proposed operations. The Company believes it has sufficient capital to meet its cash needs for the next 12 months, including the costs of compliance with continuing reporting requirements.

Management’s Discussion and Analysis	Page 13

NEW PACIFIC METALS CORP.

Management’s Discussion and Analysis

For the year ended June 30, 2026

(Expressed in United States dollars, unless otherwise stated)

Use of Proceeds of Prior Financings

On September 29, 2023, the Company successfully closed a bought deal financing which raised net proceeds of $24,446,086. The following table sets out a comparison between the Company’s planned and actual use of these net proceeds as of June 30, 2026.

		ACTUAL USE OF PROCEEDS
SEPTEMBER 29, 2023	PLANNED USE OF	FROM SEPTEMBER 29, 2023 TO		EXPLANATION OF VARIANCE AND IMPACT
BOUGHT DEAL FINANCING	PROCEEDS	June 30, 2026	VARIANCE	ON BUSINESS OBJECTIVE

Proceeds
Offering	$25,888,000	$25,888,462	$462	Actual funds raised was slightly more
Underwriters' Fee	(1,087,000)	(1,016,702)	70,298	than planned due to lower than
Expenses of the Offering	(467,000)	(425,674)	41,326	anticipated issuance costs.
Net Proceeds	$24,334,000	$24,446,086	$112,086
USE OF PROCEEDS
Silver Sand Project
Geotechnical drilling and metallurgical testwork	$1,294,000	$86,293	$(1,207,707)	Geotechnical drilling has not started yet. The timing of its commencement depends on the environmental permitting progress.
Advanced studies	2,330,000	959,259	(1,370,741)

The Silver Sand PFS is completed and filed on August 8, 2024 with all associated cost being paid. The remaining balance is related to the budget of a future Feasibility Study pending the status of permitting progress.

Permitting and preliminary mine development	11,908,000	44,327	(11,863,673)

No material spending in permitting since the Company is in the process of negotiation with local communities. Preliminary mine development spending will commence once the Company obtains all necessary permits.

Subtotal for Silver Sand Project	$15,532,000	$1,089,879	$(14,442,121)
Carangas Project
Resource and exploration drilling	$2,071,000	$—	$(2,071,000)

The results of the Carangas PEA Technical Report and the Updated Carangas PEA Technical Report encourage further resource and exploration drilling on the project. The exact drilling plan is under planning and is pending on the result of AMC conversion.

Geotechnical drilling and metallurgical testwork	1,553,000	229,552	(1,323,448)	Geotechnical drilling is under planning and is pending on the result of AMC conversion. Further metallurgical testworks for advanced studies have been planned.
Advanced studies	1,036,000	719,006	(316,994)

The Carangas PEA Technical Report is completed and filed by November 2024, with all associated cost being paid. The Updated Carangas PEA Technical report is compelted and filed by Aug 2026. Approximately $300,000 of the unspent amount in this category are related to unpaid expenses related to the Updated Carangas PEA Technical Report.

Subtotal for Carangas Project	$4,660,000	$948,558	$(3,711,442)
Corporate
Operating expense	$4,142,000	17,796,694	13,654,694

Planned use of proceeds for operating expense was for an 18 months period while the actual usage covers a 33 months period. The actual usage of proceeds under this category will continue to grow as time elapses. Certain project related costs (e.g., salaries, community relations etc.) that do not fall into any of the listed project categories have been added to operating expense to better reflect the actual use of proceeds.

TOTAL	$24,334,000	$19,835,131	$(4,498,869)

Management’s Discussion and Analysis	Page 14

NEW PACIFIC METALS CORP.

Management’s Discussion and Analysis

For the year ended June 30, 2026

(Expressed in United States dollars, unless otherwise stated)

On October 21, 2025, the Company successfully closed a bought deal financings which raised gross proceeds of $28,823,813. As of June 30, 2026, there has been no actual use of these proceeds incurred yet. The Company will disclose the comparison between the planned and actual use of the net proceeds in subsequent periods.

FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk, and equity price risk in accordance with its risk management framework. The Board has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a)	Fair Value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of inputs used in making the measurements as defined in IFRS 13 – Fair Value Measurement (“IFRS 13”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy as at June 30, 2026 and June 30, 2025 that are not otherwise disclosed. As required by IFRS 13, financial assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at June 30, 2026
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Cash and cash equivalent	$38,565,329	$—	$—	$38,565,329
Equity investments	—	—	—	—

	Fair value as at June 30, 2025
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Cash and cash equivalent	$16,839,959	$—	$—	$16,839,959
Equity investments	54,020	—	—	54,020

Fair value of other financial instruments excluded from the table above approximates their carrying amount as of June 30, 2026, and June 30, 2025, respectively, due to the short-term nature of these instruments.

There were no transfers into or out of Level 1, 2, and 3 during the period ended June 30, 2026.

(b)	Liquidity Risk

The Company has a history of losses and no operating revenues from its operations. Liquidity risk is the risk that the Company will not be able to meet its short-term business requirements. As at June 30, 2026, the Company had a working capital position of $37,764,071 and sufficient cash resources to meet the Company’s short-term financial liabilities and its planned exploration expenditures on various projects in Bolivia for, but not limited to, the next 12 months.

Management’s Discussion and Analysis	Page 15

NEW PACIFIC METALS CORP.

Management’s Discussion and Analysis

For the year ended June 30, 2026

(Expressed in United States dollars, unless otherwise stated)

In the normal course of business, the Company may enter into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities:

	June 30, 2026		June 30, 2025
	Due within a year	Total	Total
Accounts payable and accrued liabilities	$936,142	$936,142	$835,763
Due to a related party	189,655	189,655	91,687
	$1,125,797	$1,125,797	$927,450

(c)	Foreign Exchange Risk

The Company is exposed to foreign exchange risk when it undertakes transactions and holds assets and liabilities denominated in foreign currencies other than its functional currencies. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is CAD. The functional currency of all Bolivian subsidiaries is USD. The Company currently does not engage in foreign exchange currency hedging. The Company’s exposure to foreign exchange risk that could affect net income is summarized as follows:

Financial assets denominated in foreign currencies other than relevant functional currency	June 30, 2026	June 30, 2025
United States dollars	$626,576	$650,984
Bolivianos	1,728,490	1,024,674
Total	$2,355,066	$1,675,658

Financial liabilities denominated in foreign currencies other than relevant functional currency
United States dollars	$220,948	$133,275
Bolivianos	465,379	459,472
Total	$686,327	$592,747

As at June 30, 2026, with other variables unchanged, a 1% strengthening (weakening) of the USD against the CAD would have increased (decreased) net income by approximately $4,056.

As at June 30, 2026, with other variables unchanged, a 1% strengthening (weakening) of the Bolivianos against the USD would have increased (decreased) net income by approximately $12,631.

(d)	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company holds a portion of cash in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of June 30, 2026. The Company, from time to time, also owns cashable guaranteed investment certificates (“GICs”) and bonds that earn interest payments at fixed rates to maturity. Fluctuation in market interest rates usually will have an impact on bonds’ fair value. An increase in market interest rates will generally reduce bonds’ fair value while a decrease in market interest rates will generally increase it. The Company monitors market interest rate fluctuations closely and adjusts the investment portfolio accordingly.

(e)	Credit Risk

Credit risk is the risk of financial loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s exposure to credit risk is primarily associated with cash and cash equivalents, bonds, and receivables. The carrying amount of financial assets included on the statement of financial position represents the maximum credit exposure.

Management’s Discussion and Analysis	Page 16

NEW PACIFIC METALS CORP.

Management’s Discussion and Analysis

For the year ended June 30, 2026

(Expressed in United States dollars, unless otherwise stated)

The Company has deposits of cash and cash equivalents that meet minimum requirements for quality and liquidity as stipulated by the Board. Management believes the risk of loss to be remote, as the majority of its cash and cash equivalents are held with major financial institutions. As at June 30, 2026, the Company had a receivables balance of $81,209 (June 30, 2025 - $21,467).

(f)	Equity Price Risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on global financial markets. Based upon the Company’s portfolio at June 30, 2026, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign exchange effects would have resulted in an increase (decrease) to net income of approximately $nil (June 30, 2025 - $5,400).

RELATED PARTY TRANSACTIONS

Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non-interest bearing, and due on demand. Related party transactions not disclosed elsewhere in this MD&A are as follows:

Due to a related party	June 30, 2026	June 30, 2025
Silvercorp Metals Inc.	$189,655	$91,687

(a)	Silvercorp Metals Inc. (“Silvercorp”) has one director (Paul Simpson) and one officer (Jonathan Hoyles as Corporate Secretary) in common with the Company. Silvercorp and the Company share office space and Silvercorp provides various general and administrative services to the Company. The Company expects to continue making payments to Silvercorp in the normal course of business. Office and administrative expenses rendered and incurred by Silvercorp on behalf of the Company for the year ended June 30, 2026 were $767,857 (year ended June 30, 2025 - $801,406).
(b)	Compensation of key management personnel

The remuneration of directors and other members of key management personnel for the year ended June 30, 2026 and 2025 are as follows:

	Years ended June 30,
	2026	2025
Director's cash compensation	$86,831	$64,498
Director's share-based compensation	428,317	536,417
Key management's cash compensation	838,760	647,676
Key management's share-based compensation	678,528	525,454
	$2,032,436	$1,774,045

Other than as disclosed above, the Company does not have any ongoing contractual or other commitments resulting from transactions with related parties.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet financial arrangements.

PROPOSED TRANSACTIONS

As at the date of this MD&A, there are no proposed acquisitions or disposals of assets or business, other than those in the ordinary course of business, approved by the Board.

Management’s Discussion and Analysis	Page 17

NEW PACIFIC METALS CORP.

Management’s Discussion and Analysis

For the year ended June 30, 2026

(Expressed in United States dollars, unless otherwise stated)

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the consolidated financial statements in accordance with IFRS Accounting Standards as issued by the IASB requires management to make estimates and assumptions that affect the amounts reported on the consolidated financial statements. These critical accounting estimates represent management’s estimates that are uncertain and any changes in these estimates could materially impact the Company’s consolidated financial statements. Management continuously reviews its estimates and assumptions using the most current information available. The Company’s accounting policies and estimates are described in Note 2 of the consolidated financial statements for the year ended June 30, 2026.

OUTSTANDING SHARE DATA

As at the date of this MD&A, the following securities were outstanding:

(a)	Share Capital
●	Authorized – unlimited number of common shares without par value.
●	Issued and outstanding – 185,591,894 common shares with a recorded value of $216 million.
●	Shares subject to escrow or pooling agreements – nil.
(b)	Options

The outstanding options as at the date of this MD&A are summarized as follows:

Options
Outstanding	Exercise Price CAD$	Expiry Date
103,000	3.33	February 4, 2027
5,000	3.89	February 22, 2027
733,000	4.00	June 6, 2027
587,000	3.42	January 19, 2028
20,000	3.67	January 24, 2028
725,501	2.10	January 16, 2029
1,086,166	1.58	Feburary 12, 2030
379,832	4.67	Feburary 18, 2031
3,639,499	$2.85

(c)	RSUs

The outstanding RSUs as at the date of this MD&A are summarized as follows:

Weighted average
grant date closing
price per share
RSUs Outstanding	(CAD$)
1,472,495	$3.17

Management’s Discussion and Analysis	Page 18

NEW PACIFIC METALS CORP.

Management’s Discussion and Analysis

For the year ended June 30, 2026

(Expressed in United States dollars, unless otherwise stated)

RISK FACTORS

The Company is subject to various business, financial and operational risks that could materially adversely affect the Company’s future business, operations and financial condition. These risks could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the Cautionary Note Regarding Forward-Looking Information found in this MD&A. Certain of these risks, and additional risk and uncertainties, are described below, and are more fully described in the Company’s most recently filed annual information form (the “AIF”) and other public filings which are available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. In addition, please refer to the “Financial Instruments” section of this MD&A for an analysis of financial risk factors.

Political and Economic Risks in Bolivia

The Company’s projects are located in Bolivia and, therefore, the Company’s current and future mineral exploration and mining activities are exposed to various levels of political, economic, and other risks and uncertainties. There has been a significant level of political and social unrest in Bolivia in recent years resulting from a number of factors, including Bolivia’s history of political and economic instability under a variety of governments and high rate of unemployment.

The Company’s exploration and development activities may be affected by changes in government, political instability, and the nature of various government regulations relating to the mining industry. Bolivia’s fiscal regime has historically been favourable to the mining industry, but there is a risk that this could change. The Company cannot predict the government’s positions on foreign investment, mining concessions, land tenure, environmental regulation, or taxation. A change in government positions on these issues could adversely affect the Company’s business and/or its holdings, assets, and operations in Bolivia. Any changes in regulations or shifts in political conditions are beyond the control of the Company. Moreover, protestors and cooperatives have previously targeted foreign companies in the mining sector, and as a result there is no assurance that future social unrest will not have an adverse impact on the Company’s operations. Labour in Bolivia is customarily unionized and there are risks that labour unrest or wage agreements may impact operations.

The Company’s operations in Bolivia may also be adversely affected by economic uncertainty characteristic of developing countries. In addition, operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, and safety factors.

The MPC remains subject to ratification and approval by the Plurinational Legislative Assembly of Bolivia. As of the date of this MD&A, the MPC has not been ratified nor approved by the Plurinational Legislative Assembly of Bolivia. The Company cautions that there is no assurance that the Company will be successful in obtaining ratification of the MPC in a timely manner or at all, or that the ratification of the MPC will be obtained on reasonable terms. The Company cannot predict any new government’s positions on foreign investment, mining concessions, land tenure, environmental regulations, community relations, taxation or otherwise.

Illegal, Artisanal and Small-Scale Mining

Illegal ASMs are present in Bolivia and a few ASMs have operated on the Silver Sand Project between 2023 and June 2025. Illegal ASMs’ activities present significant risks to the Company’s operations, including the potential for disruptions, property damage, environmental degradation, and personal injuries, for which the Company could be held responsible. Illegal ASMs can also lead to road blockages, delays, and disputes over access to and development of the Company’s mining projects, and such actions have limited the Company’s ability to carry out certain activities at the Silver Sand Project. The Company, with the assistance of local communities, government authorities and external consultants, has taken measures to reduce the prevalence of the illegal ASMs.

Notwithstanding the Company’s efforts to eliminate illegal ASMs activities, the Company also recognizes the importance of legal Co-Ops near the Silver Sand Project that do not encroach on our mineral rights and is establishing a framework to coexist with these non-encroaching Co-Ops. These non-encroaching Co-Ops are important to the region’s economic and political landscape and the Company is committed to ensuring the shared benefits from a proposed modern mining operation, including access to milling capacity, technology, infrastructure, and capital, are realized.

Management’s Discussion and Analysis	Page 19

NEW PACIFIC METALS CORP.

Management’s Discussion and Analysis

For the year ended June 30, 2026

(Expressed in United States dollars, unless otherwise stated)

Community Relations and Social Licence to Operate

Mining companies are increasingly required to operate in a sustainable manner and to provide benefits to affected communities and there are risks associated with the Company failing to acquire and subsequently maintain a “social licence” to operate on its mineral properties. “Social licence” does not refer to a specific permit or licence, but rather is a broad term used to describe community acceptance of a company’s plans and activities related to exploration, development or operations on its mineral projects.

The Company places a high priority on, and dedicates considerable efforts and resources toward, its community relationships and responsibilities. Despite its best efforts, there are factors that may affect the Company’s efforts to establish and maintain social licence at any of its projects, including national or local changes in sentiment toward mining, evolving social concerns, changing economic conditions and challenges, and the influence of third-party opposition toward mining on local support. There can be no guarantee that social licence can be earned by the Company or if established, that social licence can be maintained in the long term, and without strong community support the ability to secure necessary permits, obtain project financing, and/or move a project into development or operation may be compromised or precluded. Delays in projects attributable to a lack of community support or other community-related disruptions or delays can translate directly into a decrease in the value of a project or into an inability to bring the project to, or maintain, production. The cost of measures and other issues relating to the sustainable development of mining operations may result in additional operating costs, higher capital expenditures, reputational damage, active community opposition (possibly resulting in delays, disruptions and stoppages), legal suits, regulatory intervention and investor withdrawal.

Acquisition and Maintenance of Permits and Governmental Approvals

Exploration and development of, and production from, any deposit at the Company’s mineral projects require permits from various government authorities. There can be no assurance that any required permits will be obtained in a timely manner or at all, or that they will be obtained on reasonable terms. Delays or failure to obtain, expiry of, or a failure to comply with the terms of such permits could prohibit development of the Company’s mineral projects and have a material adverse impact on the Company.

While the Company believes the contractual relationships and the structures it has in place with private Bolivian companies owned 100% by Bolivian nationals for the Silverstrike Project and the Carangas Project are legally compliant with Bolivian laws related to the Frontier Areas, there is no assurance that the Company’s Bolivian partner will be successful in obtaining approval of the AJAM to convert the exploration licenses to AMCs in the case of Carangas Project, or that even if approved, that such contractual relationship and structure will not be challenged by other Bolivian organizations or communities.

The Company’s current and future operations, including development activities and commencement of production, if warranted, require permits from government authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety, and other matters. Companies engaged in property exploration and the development or operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations, and permits. The Company cannot predict if all permits which it may require for continued exploration, development, or construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms, if at all. Time delays and associated costs related to applying for and obtaining permits and licenses may be prohibitive and could delay planned exploration and development activities. Failure to comply with or any violations of the applicable laws, regulations, and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.

At the Carangas Project, permitting progress remains contingent on community consent and broader political support, including national recognition of the Carangas Project’s proposed “State of Necessity” designation and approval of the AMC application. However, there is no assurance that these efforts will be successful or that legislative or administrative processes will progress in a timely manner. Delays related to community engagement, evolving political dynamics, or lack of national-level support may adversely affect the Company’s ability to obtain necessary permits and move forward with development activities.

Management’s Discussion and Analysis	Page 20

NEW PACIFIC METALS CORP.

Management’s Discussion and Analysis

For the year ended June 30, 2026

(Expressed in United States dollars, unless otherwise stated)

Parties engaged in mining operations may be required to compensate those impacted by mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations, and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company’s operations and cause increases in capital expenditures or production costs, or reduction in levels of production at producing properties, or require abandonment or delays in the development of new mining properties.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that material information related to the Company is gathered and reported to senior management, including the CEO and the CFO, as appropriate, to allow for timely decisions about the Company’s public disclosure.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in the rules of the United States Securities and Exchange Commission and National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators. The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on this evaluation, management concluded that as of June 30, 2026, the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 and National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings) are effective.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

(a)Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining an adequate system of internal control over financial reporting and used the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate, with the participation of the CEO and CFO, the effectiveness of the Company’s internal controls. The Company’s internal control over financial reporting includes:

●	maintaining records, that in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
●	providing reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with generally accepted accounting principles;
●	providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and
●	providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

Based on this evaluation, management concluded that as of June 30, 2026, the Company’s internal control over financial reporting based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by COSO was effective and provided a reasonable assurance of the reliability of the Company’s financial reporting and preparation of the financial statements.

No matter how well a system of internal control over financial reporting is designed, any system has inherent limitations. Even systems determined to be effective can provide only reasonable assurance of the reliability of financial statement preparation and presentation. Also, controls may become inadequate in the future because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

Management’s Discussion and Analysis	Page 21

NEW PACIFIC METALS CORP.

Management’s Discussion and Analysis

For the year ended June 30, 2026

(Expressed in United States dollars, unless otherwise stated)

Emerging growth companies are exempt from Section 404(b) of the Sarbanes-Oxley Act, which generally requires public companies to provide an independent auditor attestation of management’s assessment of the effectiveness of their internal control over financial reporting. The Company qualifies as an emerging growth company and therefore has not included an independent registered public accounting firm attestation of management’s assessment of the effectiveness of its internal control over financial reporting in its audited annual consolidated financial statements for the year ended June 30, 2026.

(b)Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting during the year ended June 30, 2026 that has materially affected or is reasonably likely to materially affect the Company’s internal control over financial reporting.

TECHNICAL INFORMATION

The scientific and technical information contained in this MD&A has been reviewed and approved by Alex Zhang, P. Geo., Vice President of Exploration of the Company, who is a qualified person (as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”)) for the purposes of NI 43-101.

CAUTIONARY NOTE REGARDING RESULTS OF PRELIMINARY ECONOMIC ASSESSMENT

The results of the Updated Carangas PEA Technical Report are preliminary in nature and are intended to provide an initial assessment of the Carangas Project’s economic potential and development options. The Updated Carangas PEA Technical Report mine schedule and economic assessment includes numerous assumptions and is based on both Indicated and Inferred Mineral Resources. Inferred resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the preliminary economic assessments described herein will be achieved or that the Updated Carangas PEA Technical Report results will be realized. The estimate of Mineral Resources may be materially affected by geology, environmental, permitting, legal, title, socio-political, marketing or other relevant issues. Bolivia has recently experienced significant social unrest, including protests and blockades that led to a government-declared state of emergency. The Company’s projects have also previously been affected by illegal artisanal and small-scale mining activity, which resulted in disruption to operations. Such political and social instability could adversely affect the assumptions underlying the Updated Carangas PEA Technical Report, including anticipated permitting timelines, construction schedules, and operating costs. Mineral resources are not Mineral Reserves and do not have demonstrated economic viability. Additional exploration will be required to potentially upgrade the classification of the Inferred Mineral Resources to be considered in future advanced studies. The pit design for the deeper gold zone requires mining of waste (waste stripping) on Mining Concessions in the southern portion of the planned open pit that do not belong to the Company. These concessions include approximately 1.85% of the mineral resources that have been included in the economic analysis for the Updated Carangas PEA Technical Report. These Concessions are held by the state of Bolivia and are not currently available for tenure. Although the Company is actively working with the Bolivian government to obtain them, there is no certainty that such concessions will be obtained or that a mining agreement will be entered into on acceptable terms. Failure to obtain such concessions, or to enter into a mining agreement on them, could cause the Company to reevaluate the pit design and the outcome of the Updated Carangas PEA Technical Report. Ausenco (Processing Plant, Infrastructure, Tailings, Water Management, Environment, Cost Estimate) was contracted to prepare the Updated Carangas PEA Technical Report in cooperation with SLR Canada (minerals resources), Moose Mountain Technical Services (mining), and JJ Metallurgical Services (Metallurgy). The qualified persons for the Updated Carangas PEA Technical Report are Mr. Anderson Candido, FAusIMM, Principal Geologist with SLR, Mr. Jinxing Ji, P.Eng., Metallurgist with JJ Metallurgical Services, Mr. Kevin Murray, P.Eng., Principle Process Engineer with Ausenco, Mr. Scott Elfen, PE, SME, and Global Technical Lead (Geotechnical) with Ausenco, Mr. James Millard, P. Geo., Director, Strategic Projects with Ausenco, and Mr. Marc Schulte, P.Eng., Mining Engineer with Moose Mountain Technical Services. All qualified persons for the Updated Carangas PEA Technical Report have reviewed and verified the disclosure of the Updated Carangas PEA Technical Report herein. The mineral resource estimate contained in the Updated Carangas PEA Technical Report is based on the Carangas MRE with an effective date of August 25, 2023, with a re-statement on March 31, 2026. Mineral Resources are constrained by an optimized pit shell at a metal price of $41.00/oz Ag, $3,300.00/oz Au, $1.00/lb Pb, $1.30/lb Zn, $4.00/lb Cu, recovery of 81.6% Ag, 93.4% Au, 73.4% Pb, 66.9% Zn, 38.7% Cu and Cut-off grade of 30 g/t AgEq. Assumptions made to derive a cut-off grade included mining costs, processing costs, and recoveries were obtained from comparable industry situations.

Management’s Discussion and Analysis	Page 22

NEW PACIFIC METALS CORP.

Management’s Discussion and Analysis

For the year ended June 30, 2026

(Expressed in United States dollars, unless otherwise stated)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Except for statements of historical facts relating to the Company, certain information contained herein constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws (collectively, “forward-looking statements”). Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “goals”, “forecast”, “budget”, “potential” or variations thereof and other similar words, or statements that certain events or conditions “may”, “could”, “would”, “might”, “will” or “can” occur. Forward-looking statements include, but are not limited to: statements regarding anticipated exploration, drilling, development, construction, and other activities or achievements of the Company; community engagement and consultation activities; estimates of inferred, indicated or measured mineral resources or mineral reserves on the Company’s projects; the assumptions and projections contained in the Silver Sand PFS Technical Report; the assumptions and projections contained in the Updated Carangas PEA Technical Report; the advancement of environmental review and permitting processes; timing of receipt of permits and regulatory approvals; and estimates of the Company’s revenues and capital expenditures; success of exploration activities; government regulation of mining operations, environmental risks; and the sufficiency of funds to support the Company’s normal exploration, development and operating requirements on an ongoing basis.

Forward-looking statements are based on a number of estimates, assumptions, beliefs, expectations and opinions of management on the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include fluctuating equity prices, bond prices and commodity prices; calculation of resources, reserves and mineralization; general economic conditions; foreign exchange risks; interest rate risk; foreign investment risk; loss of key personnel; conflicts of interest; dependence on management; uncertainties relating to the availability and costs of financing needed in the future; environmental risks; operations and political conditions; the regulatory environment in Bolivia and Canada; risks associated with community relations and corporate social responsibility; and other factors described in this MD&A, under the heading “Risk Factors”, in the AIF and its other public filings. The foregoing is not an exhaustive list of the factors that may affect any of the Company’s forward-looking statements or information.

The forward-looking statements are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this MD&A that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates, assumptions, beliefs, expectations and opinions include, but are not limited to, those related to the Company’s ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company’s ability to meet or achieve estimates, projections and forecasts; the stabilization of the political climate in Bolivia; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits, including the ratification and approval of the MPC with COMIBOL by the Plurinational Legislative Assembly of Bolivia; the ability of the Company’s Bolivian partner to convert the exploration licenses at the Carangas Project to AMC; the ability of the Company to obtain national recognition of the Carangas Project’s proposed “State of Necessity” designation; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Although the forward-looking statements contained in this MD&A are based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements. All forward-looking statements in this MD&A are qualified by these cautionary statements. Accordingly, readers should not place undue reliance on such statements. Other than specifically required by applicable laws, the Company is under no obligation and expressly disclaims any such obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise except as may be required by law. These forward-looking statements are made as of the date of this MD&A.

Management’s Discussion and Analysis	Page 23

NEW PACIFIC METALS CORP.

Management’s Discussion and Analysis

For the year ended June 30, 2026

(Expressed in United States dollars, unless otherwise stated)

CAUTIONARY NOTE TO UNITED STATES INVESTORS

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada which differ from the requirements of United States securities laws. All mining terms used herein but not otherwise defined have the meanings set forth in NI 43-101. Unless otherwise indicated, the technical and scientific disclosure herein has been prepared in accordance with NI 43-101, which differs from the requirements adopted by the United States Securities and Exchange Commission.

Accordingly, information contained in this MD&A containing descriptions of the Company’s mineral deposits and any estimates of mineral reserves and mineral resources may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

Additional information relating to the Company, including the AIF, can be obtained under the Company’s profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company’s website at www.newpacificmetals.com.

Management’s Discussion and Analysis	Page 24